SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Harter Financial, Inc.
        (Exact Name of Small Business Issuer as Specified in its Charter)




                 New York                                   11-2534507
    (State or Other Jurisdiction of                      (I.R.S. Employer
     Incorporation or Organization)                   Identification Number)



               Box 338, Village Road, New Vernon, New Jersey 07976
                (Address of Principal Executive Offices Zip Code)



Issuer's telephone number, including area code:             (973) 734-0100
                                                        ----------------------



Securities to be registered under Section 12(b) of the Act:


     Title of Each Class                    Name of Each Exchange on Which
     to be so Registered                    Each Class is to be Registered


      Not Applicable                                    Not Applicable


Securities to be Registered under Section 12(g) of the Act:


                               Common Stock $.01 Par Value
                                     (Title of Class)

                                                      PART I

Item 1.  Description of Business.

General
-------

     Harter Financial, Inc., a New York corporation (the "Company"), has three primary business focuses: (i) acquiring operating businesses; (ii) investing in and providing managerial assistance to start-up and early stage development companies, and (iii) providing diversified consulting services relating to mergers and acquisitions, financing and reorganization. Additionally, the Company has a non-operating, wholly-owned, subsidiary Planner's Financial, Inc. ("Planners"). Prior to the events discussed below, the Company was known as Wolf Financial Group, Inc. ("WFG").

Company History
---------------

     The Company was incorporated in New York on May 23, 1979 as Wright Laboratories, Inc. ("Wright"). In December 1985, the Company acquired all of the capital stock of F.N. Wolf & Co., Inc ("FNW") a privately held New York corporation organized in June of 1982. By a vote of its shareholders the Company's name was changed from Wright to Wolf Financial Group, Inc. at the time of the FNW acquisition.

Bankruptcy Reorganization
-------------------------

     As a result of heavy losses and various pending legal proceedings, WFG and its wholly-owned subsidiary FNW filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994 (the "Filing Date"). On October 23, 1996, a reorganized WFG emerged from protection under Chapter 11 of the Bankruptcy Code pursuant to a confirmed plan of reorganization (the "Plan"). Pending confirmation of the Plan the Company carried out limited business activities including issuing bridge loans to certain unrelated third parties. On November 6, 1996, by order of the United States Bankruptcy Court (the "Court"), WFG changed its name to Harter Financial, Inc. The New York State Banking Department approved the name change on April 11, 1997.

     Prior to the Filing Date, WFG's wholly owned subsidiary FNW was a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD").

     Pursuant to the Plan, FNW was dissolved and its assets were folded into the reorganized WFG. The Effective Date of the Plan, pursuant to the Court's order, was January 16, 1997 (the "Effective Date").

Plan of Reorganization
----------------------

     Under the Plan, the claims of the principal creditors of WFG and FNW have been settled in accordance with the following classifications:

     (i) Class 1, consisting of all secured claims are to receive their collateral and any unsecured portion of such claim, if any, will be treated as an allowed Class 3 claim. WFG and FNW believe that there are no claims with valid security interests; and

     (ii) Class 2, consisting of all pre-petition claims entitled to priority pursuant to Section 507 of the Bankruptcy Code, other than priority tax claims, are to receive up to $2,000 of their claims as priority claims pursuant to section 507(a)(3) of the Bankruptcy Code; and;

     (iii) Class 3 consisting of all general unsecured claims, other than insider claims, indemnity claims and securities claims received shares of common stock in the reorganized Company at the rate of one (1) share for every dollar of claim; and

     (iv) Class 4 consisting of all securities Claims (claims stemming from various legal actions) except the SEC's claim are to receive in total a cash payment of $500,000 and common stock in the reorganized Company equal to the number of shares of common stock issued to Class 3 (i.e. 1,605,784 shares); and

     (v) Class 5, consisting of the claims of the SEC, received a cash payment of $1,000,000; and

     (vi) Class 6 consisting of all indemnity claims are to receive a pro rata distribution of 100,000 shares of common stock in the reorganized Company; and

     (vii) Class 7 consisting of WFG's then existing equity interests were canceled pursuant to the Plan, and holders of such interests did not receive any payments under the Plan; and

     (viii) Allowed administrative expenses are to be paid in full; and

     (ix) The Internal Revenue Service in payment of its Priority Tax claims is to receive a cash distribution of $200,000.

     In accordance with the terms of the Plan 5,263,158 shares of the Company's common stock were issued to the Plan Funder (as defined in the Company's Plan previously filed with the SEC, the "Plan Funder") and 331,157 shares of the Company's common stock were issued to Joshua J. Angel. The Plan Funder(s) are Rita Angel and Spencer J. Angel who hold 3,947,368 and 1,315,790 shares of the Company's common stock respectively.

Description of Business - Present Capital Investments
-----------------------------------------------------

     The Company is presently in the process of seeking businesses to acquire and operate. In the interim, while the Company seeks out other potential acquisitions, the Company is temporarily investing its capital in various bridge loans and other investments.

     Set forth below is information concerning the Company's present principal investments ("Principal Investments"), six of which are publicly-held. Information concerning the publicly held companies has been derived from their respective SEC filings. Information concerning the privately - held companies has been obtained from those Principal Investments. For further information concerning the Company's investments including, purchase prices and valuation at June 30, 1996, June 30, 1997 and March 31, 1998, see Notes to Financial Statements included herein.

     The Company does not have any policies in effect which limit the percentage of assets which may be invested in any one investment, or type of investment. The Company may, however, implement such a policy without a vote of security holders. Presently, the Company reviews potential acquisition or investment opportunities and seeks to identify and select what it believes are the best among them. Acquisition of or direct investments in businesses with operating histories that are unprofitable or marginally profitable, that have negative net worth or that are involved in bankruptcy or similar reorganization proceedings may be made. Such acquisitions or investments are expected to involve businesses which management believes to have turnaround potential through the infusion of additional working capital and a strengthened management team. These businesses require significant managerial assistance and the Company's investment therein are generally high risk and speculative in nature. The Company seeks to attract potential managers who have established track records of turning around troubled businesses. The Company attempts to locate qualified managers on a need only basis. To date, a significant portion of the Company's investments have been of this nature.

     The Company may in the future make additional debt and/or equity investments in its Principal Investments ("Additional Investments") in order to protect or enhance its initial investment. The Company, together with other investors, may make direct investments in a number of other situations, including attempts to rehabilitate insolvent or bankrupt companies, and/or acquire privately-held companies. The substantial financial and management commitment typically attendant to an investment, mandates that only a few new investments be made in any one year.

     The Company expects that it may, from time to time, make direct investments in publicly-traded securities of relatively small, emerging companies that management believes may have long-term growth possibilities.

     1. Autoparts Warehouse, Inc. An investor group, of which the Company is a member, formed Autoparts Warehouse, Inc. ("Autoparts Warehouse") for the specific purpose of purchasing substantially all of the assets of Warehouse Auto Centers, Inc., for $375,000 in cash in connection with a proceeding conducted in the United States Bankruptcy Court Western District of New York (Case No. 95-21279). The asset purchase was concluded on August 28, 1996. Those assets formed the base upon which Autoparts Warehouse began to operate.

     In August 1996, the Company acquired 24% of the issued and outstanding common stock in Autoparts Warehouse for $90,000. As of March 31, 1998 the Company had a 32% equity interest in Autoparts Warehouse.

     Prior to March 31, 1998 the Company loaned $185,000 ($135,000 on August 28, 1996 with interest at 8.00%, $30,000 on January 2, 1997 with interest at 8.00% and $20,000 on February 26, 1997 with interest at 8.00%) to Autoparts Warehouse for working capital. From April 1, 1997 to the date of the filing of this Registration Statement the Company loaned an additional $117,345 ($41,175 on April 1, 1997 with interest at 12.00%, $16,170 on May 30, 1997 with interest at 8.00%, $10,000 on October 1, 1997 with interest at 8.00%, $25,000 on October 20,
1997 with interest at 8.00% and $25,000 on November 6, 1997 with interest at 8.00%) to Autoparts Warehouse for working capital. In addition to the working capital loans the Company purchased from an unrelated party who wished to liquidate his Autoparts Warehouse loan portfolio before its maturity date, at a substantial discount, an additional $47,000 of Autoparts Warehouse loans all at an interest rate of 8%. All of the loans which have been made to Autoparts Warehouse are demand notes. On May 29, 1998 the principal balance on the $10,000 October 1, 1997, $25,000 October 20, 1997, and $25,000 November 6, 1997 notes were repaid. To date no demand for repayment of the remaining principal or interest due on any of the above mentioned notes has been made.

     In addition to the loans enumerated above the Company loaned $30,000 to a principal of Autoparts Warehouse. As of the date of the filing of this Registration Statement a balance of $18,000, plus interest, remains unpaid on this $30,000 loan to such principal. To date no further demand for repayment of the remaining principal or interest due on this note has been made.

     On April 30, 1998 the Company participated in a Private Placement in the amount of $37,500.for the purchase of an 8% subordinated note in the principal amount of $20,250 and warrants to purchase 22,500 common shares at an exercise price equal to $6.00 per share, subject to adjustment.

     Autoparts Warehouse is a privately held auto-parts retailer and service center located in Rochester, New York. It operates a warehouse superstore auto parts accessory and service center offering a selection of quality, brand name, automotive products at discount prices, primarily to do-it-yourself customers and professional mechanics and installers. Currently Autoparts Warehouse is engaged in the process of raising private bridge loan financing. If the financing is completed successfully, of which there can be no assurance, Autoparts Warehouse has indicated that it anticipates expanding its operations to include additional locations in the Rochester area.

     Autoparts Warehouse operates in a highly competitive environment. Its principal competitors are national and regional chains carrying automotive parts and accessories and offering automotive services, most of which have substantially greater marketing, financial, administrative and other resources than Autoparts Warehouse.













                               (INTENTIONALLY LEFT BLANK)

     From August of 1996 through June of 1997, the Company acquired 32% of the issued and outstanding common stock in Autoparts Warehouse for $90,000 and made loans of $242,345 to the investee. This investment is accounted for under the equity method of accounting (20% to 50% owned). Unaudited summarized financial information for the Company's investment in and advances to Autoparts Warehouse is as follows:

                                            As of                 As of
                                      March 31, 1998 and     June 30, 1997 and
                                          for the Nine      For the Period From
                                          Months Ended        February 1, 1997
                                         March 31, 1998       to June 30, 1997
                                      ------------------    -------------------
                                          (Unaudited)           (Unaudited)

Net sales                                 $   796,000          $   548,000
                                          -----------          -----------
Gross profit on sales                     $   251,000          $   300,000
                                          -----------          -----------
Net loss                                  $  (651,000)         $   (87,400)
                                          -----------          -----------

Current assets                            $   389,000          $   608,600
Noncurrent assets                             119,000               83,100
                                          -----------          -----------

Total assets                              $   508,000          $   691,700
                                          -----------          -----------

Current liabilities                         1,246,000          $   662,500
Equity (deficit)                             (738,000)              29,200

     Total liabilities
        and equity                        $   508,000          $   691,700
                                          ===========          ===========

     Spencer  J.   Angel,   President   of  the   Company,   has  acted  as  the
Secretary/Treasurer of Autoparts Warehouse since August 28, 1996.

     2. FCI Food Group, Inc. FCI Food Group, Inc ("FCI"), is a privately held company engaged in the fast food industry. FCI has three distinct food category franchises that it presently operates and franchises to independent operators.
FCI predominantly focuses on placing its operations and its franchised operations in the food courts of high volume shopping malls. FCI owns and franchises fast food restaurants throughout the United States, Puerto Rico and the Middle East.

     In November 1996, the Company loaned FCI $100,000 in exchange for a FCI promissory note for working capital. That note was subsequently exchanged with a replacement promissory note issued from International Financial Partners, Inc. ("IFP"), a related FCI entity. In December of 1997 IFP repaid $50,000 of the promissory note's principal balance. On February 9, 1998 IFP repaid the remaining principal balance of the promissory note. It is anticipated that all accrued interest thereon will be repaid in the third quarter of 1998. None of the transactions enumerated above resulted in the Company acquiring an equity interest in either FCI or IFP.

     3. Medical Laser Technologies, Inc. Medical Laser Technologies, Inc. ("MLTI") is a publicly held medical imaging technology company. MLTI's wholly owned subsidiary Fidelity Medical, Inc. ("Fidelity") develops and markets digital systems for the electronic processing, storage, review and retrieval of X-ray images generated during certain medical procedures, particularly cardiac angiography/angioplasty and radiographic/fluoroscopic examinations.

     MLTI's common stock is listed on the NASDAQ OTC Bulletin Board and is traded under the symbol MLTI.

     In November 1995, the Company loaned $90,000 to MLTI and Fidelity for working capital (the "MLTI/Fidelity Loan"). In conjunction with the MLTI/Fidelity Loan the Company was given a security interest in among other things Fidelity's contracts, accounts, general intangibles and materials (the "Accounts Security Interest"). The Company perfected the Accounts Security Interest on or about March 24, 1997. In addition to the Accounts Security Interest the Company, as consideration for various extensions of the MLTI/Fidelity Loan, was granted 335,000 shares (the "MLTI Granted Stock") of MLTI's common stock. As of the date of the filing of this Registration Statement the Company has received 300,000 shares of the MLTI Granted Stock. In addition to the Accounts Security Interest and the MLTI Granted Stock, on July 2, 1997 the Company perfected an unconditional security interest in all of the issued and outstanding shares of Fidelity.

     On June 23, 1997 the Company and other un-related investors entered into a Stock Purchase Agreement with MLTI (the "Stock Purchase Agreement") to purchase, for a specific period of time, up to a maximum of 16,666,667 shares of MLTI stock at a per share price of three Cents ($.03) per share. As of the date of the filing of this Registration Statement the Stock Purchase Agreement has expired and the Company has purchased 3,166,667 shares pursuant to such Stock Purchase Agreement. Presently the Company owns approximately 3,501,667 shares or 14.70% of MLTI's issued and outstanding common stock.

     As of the date of the filing of this Registration Statement the Company had loaned an additional $257,466.10 to MLTI for working capital and salary (the "Working Capital Loans")($20,000 on September 8, 1997 with interest at 12.00%, $11,920.10 on October 7, 1997 with interest at 12.00%, $10,300.00 on October 10,
1997 with interest at 12.00%, $14,120.47 on October 17, 1997 with interest at 12.00%, $8,520.00 on October 22, 1997 with interest at 12.00%, $10,000.00 on
October 28, 1997 with interest at 12.00%, $21,869.19 on October 31, 1997 with interest at 12.00%, $10,509.00 on November 3, 1997 with interest at 12.00%, $5,500.00 on November 10, 1997 with interest at 12.00%, $17,218.20 on November 14, 1997 with interest at 12.00%, $16,029.05 on November 26, 1997 with interest at 12.00%, $3,000.00 on December 12, 1997 with interest at 12.00%, $16,473.34 on
December 29, 1997 with interest at 12.00%, $16,346.35 on January 10, 1998 with interest at 12.00%, $14,043.98 on February 9, 1998 with interest at 12.00%, $14,031.44 on February 20, 1998 with interest at 12.00%, $16,450.50 on March 6,
1998 with interest at 12.00%, $14,001.89 on March 20, 1998 with interest at 12.00%, $17,132.60 on April 3, 1998 with interest at 12.00%, $13,803.99 on April
17, 1998 with interest at 12.00%, $14,827.70 on May 1, 1998 with interest at 12.00% and $15,294.88 on May 30, 1998 with interest at 12.00%). All of the
Working Capital Loans which have been made to MLTI are demand notes. To date, no demand for the payment of principal or interest has been made by the Company.

     Since August 14, 1997 Spencer Angel has acted in the capacity of director of MLTI and as of April 23, 1998 he has assumed the titles of President and Chief Executive Officer of both MLTI and Fidelity.

     4. Pan American World Airways, Inc. The Company was one of the original investors in the Blank Check Book company that purchased the Pan Am trademark in the Pan American World Airways, Inc. ("PanAm") bankruptcy proceeding. By October 1997 the Company had sold its entire interest in PanAm Corp., which was less than 1% of the total shares outstanding.

     5. Ivax Corporation Ivax Corporation ("Ivax") is a publicly-held holding company with subsidiaries engaged primarily in the research, development, manufacturer and marketing of health care products, including generic and branded pharmaceuticals, intravenous solutions and related products, and in vitro diagnostics.

     Ivax's common stock is listed on the American Stock Exchange and is traded under the symbol IVX. At one time the Company owned approximately 30,000 shares of Ivax's issued and outstanding common stock, which was less than 1% of the total shares outstanding at that time. As of the date of the filing of this Registration Statement the Company owns approximately 5,000 shares of Ivax's issued and outstanding common stock.

     6.  Azurel  Ltd.   Azurel  Ltd.   ("Azurel")   directly  and  through  four
wholly-owned subsidiaries, manufactures, markets and sells cosmetics, fragrances and skin care products.

     Azurel's common stock is listed on the NASDAQ Small-Cap Issues and is traded under the symbol AZUR. As of the date of the filing of this Registration Statement the Company has sold its entire interest in Azurel which was less than 2% of the total shares outstanding.

     7. ARIA Wireless Systems, Inc. The Company was one of the investors who provided post-confirmation debt financing to ARIA Wireless Systems, Inc.
("Aria"). ARIA is a publicly-held company whose products eliminate the dependency on local loop copper and fiber telephone lines currently required to support transaction processing. ARIA's products provide dedicated connections at reduced recurring costs, increased network availability, and improved service responsiveness.

     ARIA's common stock is listed on the NASDAQ OTC Bulletin Board and is traded under the symbol AWSI. As of the date of the filing of this Registration Statement the Company owns approximately 35,600 shares of ARIA's issued and outstanding common Stock, which is less than 1% of the total shares outstanding.

     8. Continuecare Corporation Continuecare Corporation ("Continuecare") provides a continuum of outpatient or ancillary health care services with a primary focus on outpatient treatment of musculo skeletal injuries and diseases such as arthritis, osteoporosis, stroke and traumatic injuries.

     Continuecare's common stock is listed on the American Stock Exchange and is traded under the symbol CNU. As of the date of the filing of this Registration Statement the Company owns approximately 10,000 shares of Continucare's issued and outstanding common Stock, which is less than 1% of the total shares outstanding.

     9. The John Forsyth Company The Company was one of the investors who participated in the bridge purchase of The John Forsyth Company (the "Forsyth Company"). The Forsyth Company is the leading Canadian manufacturer of men's shirts. It markets under several company-owned brands in addition to various prominent licensed brands, including Geoffrey Beene, Pierre Cardin and Oscar de la Renta.

     As of the date of the filing of this Registration Statement the Company has made a $50,000 investment representing 2,500 shares of common stock which is less than 1% of the total shares outstanding. There is currently no public market for these shares.

Regulation
----------

     The Company, pursuant to Section 6(a)(2) of Investment Company Act of 1940 (the "1940 Act"), believes that it is presently exempt from the provisions of the 1940 Act. The following is a brief description of the Company's exemption under the 1940 Act.

     Section 6(a)(2) provides in relevant part:


          "Sec.  6(a) The following  companies are exempt from the provisions of this title:....

          (2) Any company which since the effective date of this title or within five years prior to such date has been reorganized under the supervision of a court of competent jurisdiction, if (A) such company was not an investment company at the commencement of such reorganization proceedings,
     (B) at the conclusion of such proceedings all outstanding securities of such company were owned by creditors of such company or by persons to whom such securities were issued on account of creditors claims, and (C) more than 50 per centum of the voting securities of such company, and securities representing more than 50 per centum of the net asset value of such company, are currently owned beneficially by not more than twenty-five persons, but such exemption shall terminate if any security of which such company is the issuer is offered for sale or sold to the public after the conclusion of such proceedings by the issuer or by or through any underwriter. For the purposes of this paragraph, any new company organized as part of the reorganization shall be deemed the same company as its predecessor, and beneficial ownership shall be determined in the manner provided in section 3(e)(1)...."

     Should the foregoing exemption not be available to the Company or if it in the future cannot avail itself of such exemption the Company would become subject to more stringent regulations under the 1940 Act. These regulations relate to the Company's operations including: (i) capital structure requirements; (ii) limits on the sources of funds from which the Company may make distributions; (iii) limits on the Company's ability to distribute and repurchase its own securities; (iv) requirements relating to disinterested persons; (v) restrictions on executive compensation arrangements; and (vi) limitations on transactions with related persons.

     As a result of the Company's election to utilize the exemption contained in
Section 6(a)(2) of the 1940 Act, the Company's stockholders do not have the benefit of certain provisions of the 1940 Act which include:

     Requiring a company to carry its assets at fair value rather than at cost in financial reports; prohibiting a company from changing the nature of its business or its fundamental investment policies without the prior approval of its stockholders; regulating the composition of the Board of Directors by prohibiting affiliated persons of a company from constituting 50% or more of the directors of a company; significantly restricting certain transactions between a company and affiliated persons of such company, including its directors and officers; regulating the capital structure of a company by restricting the issuance of senior equity and debt securities; significantly restricting the issuance of options, rights and warrants to purchase stock of a company; providing for the custody of securities and bonding of certain employees; restricting issuances of Common Stock of a company at a price per share less than the current net asset value of the Common Stock; prohibiting issuance of securities in return for services or, in certain circumstances, for property other than cash or securities (except as a distribution to security holders or in connection with a reorganization); restricting the manner in which repurchases of Company stock may be effected; restricting loans by a company; generally prohibiting certain activities including, without limitation, purchases of securities on margin and short sales; restricting a company in acting as a distributor of securities, or owning stock of other investment companies, insurance companies, brokers, dealers, or underwriters; and establishing certain remedies in the event of breaches of fiduciary duty by various management personnel and other associates with a company.

Competition
-----------

     Numerous entities, both private and public, are engaged in the highly competitive field of acquiring operating companies and making venture capital loans. Many of the competitors have significantly greater experience, resources and managerial capabilities than the Company and are therefore in a better position than the Company to obtain access to and to consummate attractive acquisitions and venture capital investments.

Employees
---------

     General. As of May 31, 1998, the Company employed five people on a full time basis.










                              (INTENTIONALLY LEFT BLANK)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Selected Financial Information of the Company
---------------------------------------------

     Prior to the filing of its voluntary petition the Company was current with all of its required SEC filings. The Company's last filings of current financial information were its 10-K for the fiscal year ending June 30, 1993 and its 10-Q for the period ending March 31, 1994. After the filing of its voluntary petition, however, the Company ceased filing with the SEC during the Bankruptcy Reorganization Period.

     The financial information below takes into account the effects of fresh-start accounting in accordance with Statement Of Position 90-7 ("SOP 90-7") of the American Institute of Certified Public Accountants. Pursuant to SOP 90-7 if the reorganization value of the assets of the emerging entity immediately before the date of confirmation is less than the total of all post-petition liabilities and allowed claims, and if holders of existing voting shares immediately before confirmation receive less than 50 percent of the voting shares of the emerging entity, the entity should adopt fresh-start reporting upon its emergence from Chapter 11. Adopting fresh-start reporting results in a new reporting entity with no beginning retained earnings or deficit. Accordingly, all financial statements for any period prior to October 23, 1996, are periods prior to the implementation of fresh-start reporting, and are not comparable to financial statements for periods after the implementation of fresh-start reporting. The financial information contained herein is not indicative of future operating results or financial position of the Company.












                              (INTENTIONALLY LEFT BLANK)

     The following selected financial data for the year ended June 30, 1996 and for the period from July 1, 1996 to October 22, 1996 and October 23, 1996 to June 30, 1997, for the period of October 23, 1996 to March 31, 1997 and for the nine months ended March 31, 1998 are derived from the audited and unaudited financial statements of the Company. The data should be read in conjunction with the financial statements, related notes and other financial information of the Company included elsewhere in this Registration Statement.

                                               Nine                                        July 1,
                                           Months Ended     October 23,    October 23,     1996 to
                                             March 31,        1996 to        1996 to      October 22,   Year Ended
                                              1998        March 31, 1997  June 30, 1997     1996       June 30, 1996
                                           =========================================================================
Income Statement Data:
Interest Income                            $     42,316   $      4,121   $     10,139   $     17,911   $     76,246
Continuing operating expenses              ($   522,231)  ($   344,948)  ($   490,877)  ($   220,889)  ($   685,777)
Realized and unrealized gain (loss) on
marketable and not readily marketable
securities                                 $     57,725   ($    80,699)  ($    20,894)  ($    45,000)
Reorganization items - expenses (Note G)                  ($    84,742)  ($   157,247)  ($   248,914)  ($   298,266)
Loss from operations                       ($   422,190)  ($   506,268)  ($   658,879)  ($   496,892)  ($   907,797)
Loss from investee - net of related
expenses (Note J)                          ($   162,345)  ($    40,000)  ($    40,000)  ($   190,000)
Loss before taxes, discontinued
operations, and extraordinary item         ($   584,535)  ($   546,268)  ($   698,879)  ($   686,892)  ($   907,797)
Income (loss) from discontinued
operations (Note H)                                       $      2,420   $      2,420   ($    42,460)  $     62,702
Loss before taxes and  extraordinary item  ($   584,535)  ($   543,848)  ($   696,459)  ($   729,352)  ($   845,095)
Extraordinary item: Forgiveness of
debt(Note B)                                                                            $ 13,066,541
Net Income (Loss)                          ($   584,535)  ($   543,848)  ($   696,459)  $ 12,337,189   ($   845,095)
                                           ------------   ------------   ------------   ------------   ------------
Net loss per common share (Note c[8])      ($      0.07)  ($      0.06)  ($      0.08)
                                           ------------   ------------   ------------
Weighted average number of common shares
outstanding                                   8,905,833      8,905,833      8,905,833
                                           ------------   ------------   ------------



Balance Sheet Data:
Total assets                               $    893,605                  $  2,411,611                  $  3,080,886
Total liabilities                          $  1,112,136                  $  2,150,236                  $ 15,421,239
Shareholder's equity (deficiency)          ($   218,531)                 $    261,375                  ($12,340,353)



                           (INTENTIONALLY LEFT BLANK)

Results of Operations
---------------------

     The Company's Plan of Reorganization was confirmed on October 23, 1996. In accordance with the requirements of fresh-start accounting, pursuant to SOP 90-7, the results for the period of October 23, 1996 to March 31, 1998 (the "Period") have been prepared under a new basis of accounting and therefore are not comparable to the year ended June 30, 1996.

     It must be noted in the following discussions that the Company's results are dependent upon many factors, including the quality and financial condition of the investments that have been made in private and public companies. Additionally, when these companies trade in public markets wide fluctuations in valuations can occur from time to time, resulting in possible realized and unrealized gains and losses. The Company's operating expenses are primarily fixed in nature, the majority of which are related to salaries, rent, health, and liability insurance and other related items.

     RESULTS OF COMPANY OPERATIONS FOR THE PERIOD OF JULY 1 TO MARCH 31, 1998

     During the period from July 1, 1997 to March 31, 1998, the Company had realized and unrealized gains on marketable and non marketable securities of $57,725, interest income of $42,316, continuing operating expenses of $522,231, loss from investee in the amount of $162,345 and a net loss of $584,535 or $.07 per common share.

     RESULTS OF COMPANY OPERATIONS FOR THE PERIOD OF OCTOBER 23, 1996 TO JUNE 30, 1997

     During the period from October 23, 1996 to June 30, 1997 the Company had a realized loss on marketable securities of $20,894, an unrealized loss of $20,915, net of taxes, (refer to the Statement of Stockholders Equity), interest income of $10,139 and reorganization costs totaling $157,247, resulting in a loss from operations of $658,879, continuing operating expenses of $490,877, a loss from investee, Autoparts Warehouse, in the amount of $40,000 and income from discontinued operations of $2,420, all of which resulted in a net loss for the period of $696,459 or $.08 per common share.

     RESULTS OF COMPANY OPERATIONS FOR THE PERIOD OF JULY 1, 1996 TO OCTOBER 22, 1996

     During the period from July 1, 1996 to October 22, 1996 the Company had an unrealized loss on marketable securities of $45,000, and an unrealized gain in the amount of $341,343, net of taxes, the largest component being a $547,000 gain, less accrued taxes, on holdings in Pan American World Airways (refer to the Statement of Stockholders Equity), interest income of $17,911, continuing operating expenses of $220,889 and a reorganization expense of $248,914. Additionally, a loss in the amount of $190,000 from an investee, Autoparts Warehouse, was incurred during the period which resulted in a loss before taxes and extraordinary item of $729,352. The extraordinary item in the amount of $13,066,541 was recorded for Forgiveness of Debt pursuant to the Plan of Reorganization.

     RESULTS OF COMPANY OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 1996.

     For the year ended June 30, 1996, the Company had interest income of $76,246, continued operating expenses of $685,777, and a reorganization expense in the amount of $298,266 which related to legal fees and mailing costs for bankruptcy matters. This resulted in a loss from operation in the amount of $907,797. In addition there was income on discontinued operations in the amount of $62,702 which reduced the net loss for the year to $845,095. No per share information is applicable for this period which preceded the confirmation of the Plan Of Reorganization.

     LIQUIDITY AND CAPITAL RESOURCES.

     The Company's assets consists primarily of cash, receivables from brokerage accounts, marketable securities, and loans and investments in public and non-public companies. As the Company may draw upon these assets in order to satisfy its Chapter 11 reorganization obligations, assets may decrease from time to time.

     On March 31, 1998 the Company had cash, cash equivalents and marketable securities totaling $506,175 or 57% of total assets compared to $2,015,694 or 88% of total assets for the period ended June 30, 1997. The reduction in the balance for the latter periods reflects a $1 million payment having been made on a reorganization obligation in July of 1997. It is estimated that the Company has $1 million remaining in Chapter 11 reorganization obligations. At the present time while the Company's total assets are greater than its total obligations it does not have readily available funds to meet its Chapter 11 reorganization obligations.

     The Company will, from time to time, make loans and investments in public and non-public companies and may also receive securities, options, and/or warrants that are not readily marketable. On March 31, 1998 such loans totaled $461,178 or 44% of total assets compared to $362,844 or 15% of total assets. (The prior period included an accrual for Chapter 11 obligations for the amount of $1 million that was paid in July 1997.)

     Furniture, fixtures, and equipment decreased to $3,419 on March 31, 1998 compared to $1,103 on June 30, 1997 and $60,628 on June 30, 1996. The reduction in value for the two prior periods is due to depreciation and the disposal of assets no longer used in the company's operations. The increase in the last period is for the purchase of new office equipment.

     In conjunction with the Confirmation Order certain pre-petition liabilities were discharged or revalued. On March 31, 1998 pre-petition liabilities totaled $927,841 compared to $1,927,841 on June 30, 1997. Such reduction reflected the payment of certain liabilities in the latter period. Post-petition liabilities are $184,295 on March 31, 1998 compared to $222,395 on June 30, 1997. These liabilities included accounts payable related to current operating expenses items, including post-petition professional fees.

     The Company has received a going concern opinion from its accountants. The ability of the Company to meet its future objectives and pay its existing obligations is subject to the viability of the Principal Investments. The Company anticipates that it will be able to meet its obligations until such time as its principal investments become profitable. In addition there can be no assurance that the Company will be successful in its attempts, if any, to raise additional funds. The Company has no material commitments for capital expenditures.

Year 2000 Compliance
--------------------

     Although the Company's evaluation of its systems is still in process, there has been no indication that the Year 2000 Compliance issue, as it relates to internal systems, will have a material adverse impact on future earnings.

Item 3.  Description of Property.

     The Company's principal executive office is maintained at The Barn Building, Village Road, New Vernon, New Jersey. The Company currently pays approximately $3,600 per month in rent and associated costs for such offices pursuant to a lease.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of March 31, 1998, (i) the number of shares of Common Stock beneficially owned by (x) owners of more than five percent (5%) of the outstanding Common Stock who are known to the Company, and
(y) the Directors and certain executive officers of the Company, individually, and the executive officers and Directors of the Company, as a group, and (iii) the percentage of ownership of the outstanding Common Stock represented by such shares. All share numbers are provided based upon information supplied to management of the Company. To the best of managements knowledge all of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the tables.

     Name and Address                    No. of Shares     Percentage
 Of Beneficial Owner (1)              Beneficially Owned    of Class
-------------------------------       ------------------   ----------
Joshua J. Angel (2)                        4,278,525        48.00%
9 East 79th Street
New York, New York 10021

Class 4 Security Claimants (3)             1,605,784        18.00%
c/o Wolf, Popper, Ross,
 Wolf & Jones, Esq
845 Third Avenue
New York, New York 10022

Spencer J. Angel                           1,315,790        14.80%
181 East 73rd Street
New York, New York 10021

Bolzano Investments, Inc.                  1,030,278        11.60%
c/o Platzer, Fineberg & Swergold
150 East 52nd Street
New York, New York 10022

Officers and Directors, as a group (4)     5,594,315        62.80%

--------------------------

1. Beneficial ownership, as reported in the above table, has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Unless otherwise indicated, beneficial ownership includes both sole voting and sole dispositive power.

2. Includes 3,947,368 shares owned of record by Rita Angel, his wife, for which Mr. Angel disclaims any beneficial interest.

3. These shares were issued to Class 4 Security Claimants in settlement of claims against the estates of WFG and FNW. The firm of Wolf, Popper et al. is holding the shares on behalf of the class members. A tentative agreement has been reached with Wolf, Popper et al. whereby Joshua J. Angel or his assigns will purchase these shares from Class 4 Security Claimants for $20,000. A date has not been set for the conclusion of this transaction.

4. The group consists of the two persons listed in Item 5 below.


Ownership by Management
-----------------------

     The following table sets forth, as of March 31, 1998, the beneficial ownership of the Common Stock of the Company of (i) each director (including the Named Executives) of the Company, and (ii) all directors and executive officers of the Company as a group (based upon information furnished by such persons). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if he has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days.


  Name and Address              No. Of Shares         Percentage
Of Beneficial Owner (1)      Beneficially Owned (2)    of Class
-----------------------      ----------------------    --------

Joshua J. Angel (3)                4,278,525           48.00%

Spencer J. Angel                   1,315,790           14.80%

All Directors and executive
officers as a group (2             5,594,315           62.80%
people)

---------------------

(1) The business address, for purposes hereof, of all of the Company's directors and executive officers is in care of the Company.

(2) Unless otherwise noted, the Company believes that all persons in the table have sole voting and disposition power with respect to all shares of Common Stock beneficially owned by them.

(3) Includes 3,947,368 shares owned of record by Rita Angel, his wife, for which Mr. Angel disclaims any beneficial interest.




                           (INTENTIONALLY LEFT BLANK)

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

         The following is a list (along with certain biographical information) of the executive officers and directors of the Company. All directors of the Company are serving a current term of office which continues until the next annul meeting of stockholders, and all officers are serving a current term of office which continues until the next annual meeting of directors:

                             Year of Election
  Name and Age                  as Director             Position
================================================================================
(AS of 12/31/97)
Joshua J. Angel    (62)            1994       Chairman of the Board
Spencer J. Angel   (32)            1996       Director, Chief Executive Officer,
                                              President and Treasurer


Joshua J. Angel has been Chairman of the Company since August 1994, and was principally responsible for its successful reorganization. Mr. Angel has been a practicing attorney for over 35 years in the field of corporate reorganizations. Currently Mr. Angel does not act as a Director of any other public company. Mr. Angel is the father of Spencer J. Angel.


Spencer J. Angel has been Chief Executive Officer, President, Treasurer and a Director of the Company since October 16, 1996. Mr. Angel serves as Secretary, Treasurer and Director of Autoparts Warehouse, Inc., President and CEO of Fidelity Medical, Inc. and Director, President and CEO of Medical Laser Technologies, Inc. From December 1994 through August 1996 Mr. Angel was President of 5 East 41 Check Cashing Corp. a company engaged in the payroll service business. Mr. Angel sold his interest in this business in August 1996. From July 1994 to December 1994 Mr. Angel was a consultant to Zion Financial Group, Inc. a venture capital company. From November 1991 to July 1994 Mr. Angel was an associate with Platzer, Fineberg & Swergold, a law firm specializing in bankruptcy related matters. Mr. Angel graduated from Hofstra Law School in June 1991.

Item 6. Executive Compensation.

Summary Compensation Table
--------------------------

     The following table sets forth information for the fiscal years ended June 30, 1995, June 30, 1996, June 30, 1997 and for the nine months ended March 31, 1998, representing compensation earned by the executive officers of the Company.




                           (INTENTIONALLY LEFT BLANK)

                                                                     Long Term
                                                                    Compensation
                                       Annual Compensation            Awards
                                  --------------------------------- ------------
                                                          Other
 Name and Principal     Year                              Annual
    Position           Ending      Salary       Bonus   Compensation   Options
================================================================================
Joshua J. Angel         1995      $   0.00      $0.00      $0.00           0
 Chairman               1996      $   0.00      $0.00 *    $0.00           0
                        1997      $   0.00      $0.00      $0.00           0

Spencer J. Angel        1996      $  52,000     $0.00      $0.00           0
 President, Treasurer   1997      $  52,000     $0.00      $0.00           0
 and Chief Executive    1998      $  39,000     $0.00      $0.00           0
 Officer

-------------------------

* In connection with his efforts to reorganize the Company, the Confirmation Order of October 23, 1996 required the Company to issue 331,157 of its shares to Mr. Angel. Pursuant to the Plan, Mr. Angel received "Stock equal to 10% of the shares [of Stock] issued to Classes 3, 4 and 6...", in consideration for the services rendered to the Company without charge, during the Chapter 11 period.

Options, Annuities and Plans
----------------------------

     The Company does not have any annuity, retirement, pension, deferred or incentive compensation plans, stock option plans or arrangements under which any executive officer is entitled to benefits, nor does the Company have any long-term incentive plan pursuant to which performance units or other forms of compensation are paid.


Compensation of Directors
-------------------------

     The Company does not compensate its directors for their services. The Company, however, may institute some procedure in the future by which their directors may receive a nominal compensation for their services.

Employment Arrangements
-----------------------

     The Company has not entered into and does not intend to enter into any employment agreements in the near future.

Item 7. Certain Relationships and Related Transactions.

     Mr. Joshua J. Angel, Chairman of the Board of the Company, is the father of Spencer J. Angel, Chief Executive Officer, President, Treasurer and a Director of the Company. No agreement has been entered into between Mr. Joshua Angel and Mr. Spencer Angel with respect to the voting of the Common Stock beneficially owned by either party.

Item 8. Description of Securities.

General
-------

     The summary of the terms of the Common Stock set forth below contains all the material terms of the Common Stock, including those contained in the Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the By-Laws of the Company (the "By-Laws"), however, such summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and the By-Laws.

     The Certificate of Incorporation provides that the Company may issue up to 30,000,000 shares of Common Stock with a $.01 par value per share. There are no options, warrants or other derivative securities which are currently issued or otherwise outstanding.

     All Common Stock issued and outstanding is duly authorized, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends if, and when authorized and declared by the Board of Directors of the Company out of assets legally available therefore and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provisions for, all known debts and liabilities of the Company.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock, or less if a duly convened stockholder meeting is held, can elect all of the directors then standing for election.

     Holders of Common Stock have no conversion, sinking fund, redemption, or preferential rights to subscribe for any securities of the Company.

     Shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by New York law, appraisal rights.

     Pursuant to New York law, a corporation generally cannot dissolve, amend its certificate of incorporation or merge, unless approved by the affirmative vote of stockholders holding at least a majority of the shares entitled to vote on the matter unless a greater percentage is set forth in the corporation's articles of incorporation. The Certificate Of Incorporation does not provide for a greater percentage in such situation.

Effect of Reorganization on the Common Stock
--------------------------------------------

     Pursuant to the Plan, any interest represented by any of the equity securities issued by WFG prior to the Filing Date were canceled and new shares of common stock in the reorganized Company were to be issued.

     The Common Stock being issued under the Plan will be fully paid and non-assessable. Holders of Common Stock are entitled to receive dividends if, when and as declared by the Company's Board of Directors, out of funds legally available therefore, subject to any superior rights of holders of the Company's preferred stock. Upon liquidation, dissolution or winding up of the Company, holders of such Common Stock are entitled to share ratably in assets available for distribution, subject to any superior rights.

     Holders of Common Stock are entitled to one vote per share with respect to all matters submitted to a vote of the stockholders. The Certificate of Incorporation and By-laws contain no restriction on the repurchase or redemption of the Common Stock. Holders of Common Stock have no preemptive rights.

Changes in Control
------------------

     As further set forth hereinabove in Item 1 the Plan provided for the reservation or issuance of shares of Common Stock as follows: (i) 1,605,784 shares of Common Stock to the Class 3 general unsecured creditors ("Class 3");
(ii) 1,605,784 shares of Common Stock to the Class 4 securities law claimants ("Class 4"); 100,000 shares to the Class 6 indemnity claim holders; and (iii) 5,263,158 shares to the Plan Funder; and (iv) 331,157 shares to Joshua J. Angel.

     As provided by the Plan, each member of Classes 3, 4 and 6 are entitled to receive as of the Effective Date of the Plan such claim holders' pro rata portion of the shares of Common Stock to be issued in satisfaction of their Class' Claims. As of the date of this Registration Statement a majority of the shares listed above have been issued.













                           (INTENTIONALLY LEFT BLANK)

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The common stock of WFG, which traded previously on the NASDAQ Stock Market until February 24, 1994, is not currently traded on any national securities exchange or on any over the counter market. WFG's shares, however, continued to be quoted during the bankruptcy reorganization through the OTC Bulletin Board.

                            Bid Price         Bid Price
Quarter Ended                 High               Low
================================================================================
June 30, 1994             $    0.560         $    0.070

September 30, 1994        $    0.150         $    0.010
December 31, 1994         $    0.010         $    0.005
March 31, 1995            $    0.020         $    0.005
June 30, 1995             $    0.030         $    0.020

September 30, 1995        $    0.020         $    0.020
December 31, 1995         $    0.020         $    0.005
March 31, 1996            $    0.005         $    0.001
June 30, 1996             $    0.001         $    0.001

September 30, 1996        $    0.001         $    0.001


     Pursuant to the Plan, WFG's shares were canceled and the new shares of the Company were issued to creditors and the Plan Funder. As of March 31, 1998, there were approximately 120 holders of record of the Company's Common Stock with 8,905,883 shares of Common Stock outstanding. The Company's shares do not currently trade on any national securities exchange or on any over the counter market.

Potential Effects of Penny Stock Rules on Liquidity of Shares
-------------------------------------------------------------

     The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system. If the Company's securities were subject to the existing or proposed regulations on penny stocks, the market liquidity for the Company's securities could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company's securities.

Dividends
---------

         The Company has paid no cash dividend since its inception and it is unlikely that any cash dividend will be paid in the future. The declaration in the future of any cash or stock dividend will be at the discretion of the Board of Directors depending upon the earnings, capital requirements and financial position of the Company, general economic conditions and other pertinent factors. The Company has never made, nor adopted any policies with respect to, in-kind distributions, and has no present intention of adopting any such policies or of making any such distributions.

Item 2.  Legal Proceedings.

     In connection with its activities as a broker-dealer, the Company was a defendant (along with the Company's previous president) in various civil actions and an administrative proceeding brought by the SEC alleging violations of various sections of the anti-fraud provisions of the federal securities laws. Additionally the Company and certain of its previous officers were the subject of NASD proceedings alleging violations of certain Exchange Act rules and NASD rules which resulted in an adverse ruling against the Company and certain of the Company's previous officers. The Company appealed the ruling and as a result of a consent decree no longer operates as a broker-dealer.

     The Bureau of securities for the State of New Jersey (the "Bureau") filed an administrative complaint against the Company and certain of its officers alleging violations of certain provisions of New Jersey securities laws. Pursuant to a settlement with the Bureau, the registration of the Company as a broker-dealer in the State of New Jersey was revoked and the State of New Jersey was paid a monetary penalty of $5,000.

     The Company was a defendant in two class action lawsuits, In re Hibbard Brown & Co., et al. (the "Hibbard Brown Litigation") and Jerry W. Kapp, Joe Basile and Norman C. Miller, individually and on behalf of all other persons similarly situated v. F.N. Wolf & Company, Inc., Wolf Financial Group, Inc., Franklin N. Wolf, et al. (the "Kapp Litigation") (collectively the "Class Action Lawsuits"). The Class Action Lawsuits alleged among other things, violations of various sections of the anti-fraud provisions of the federal securities laws. Claims under the Class Action Lawsuits aggregated in excess of $100 million.

     The  Company   was  also  a  party  to  a  number  of  other   litigations,
arbitrations, investigations and inquiries which arose in the ordinary course of business.

     As a result of the various legal proceedings pending against WFG and its wholly owned subsidiary FNW, WFG and FNW filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code was filed on August 24, 1994. A Second Amended Joint Plan of Reorganization, dated July 2, 1996, was confirmed by order of the United States Bankruptcy Court for the Southern District of New York and entered on October 23, 1996. The Effective Date of the Plan, pursuant to the Confirmation Order, was January 16, 1997. Pursuant to the Plan, FNW was dissolved and its assets were absorbed into the reorganized WFG.

     In conjunction with the Plan, the Company entered into various settlement agreements. FNW and the SEC executed a Consent and Stipulation agreement (the "SEC Consent Agreement") in which FNW voluntarily consented to the entry of a Final Order of Permanent Injunction against it. The SEC Consent Agreement further provided that the SEC would be allowed to file an unsecured non-priority claim, in the Bankruptcy Proceeding, for $8,814,235 and that such claim would be settled and discharged in full for $1,000,000. Additionally, as a result of the bankruptcy filing the company was voluntarily released from the Kapp Litigation and its class members were joined with the class members of the Hibbard Brown Litigation. Pursuant to the Plan, the class members of the Hibbard Brown Litigation were classified as Class 4 claims and are to receive $500,000 and 1,605,784 shares of common stock in the reorganized company.

     The Company was also a party to a number of other litigations, arbitrations, investigations and inquiries which arose in the ordinary course of business. In accordance with the Bankruptcy Code, such matters may not be continued.

     An Order of the United States Bankruptcy Court for the Southern District of New York was entered on November 6, 1996, modifying the Confirmation Order solely with respect to the name of the reorganized WFG. Pursuant to the November Order the name of the reorganized WFG was changed to Harter Financial, Inc., a New York Corporation. The New York State Banking Department approved the use of the word financial in the Company's name on April 11, 1997.

Item 3.  Changes in and Disagreements With Accountants.

     Prior to the filing of WFG's petition for reorganization under Chapter 11 of Title 11 of the United States Code Ernst & Young, LLP. ("Ernst & Young") was engaged as the principal accountant to audit WFG's financial statements. The last audit that Ernst & Young performed for WFG was for the fiscal year ending June 1993.

     As of the filing date, August 24, 1994, Ernst & Young was a creditor of the WFG estate. Ernst & Young has not performed any audits for WFG subsequent to audit for the fiscal year ending June 1993.

     In connection with the audits of WFG's financial statements for each of the two fiscal years ended June 30, 1993, and in the subsequent unaudited interim period through December 31, 1993, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report. From the period of December 31, 1993 until January 31, 1997 Ernst & Young did not perform any work for WFG. There were no disagreements with Ernst & Young, during the December 31, 1993 to January 31, 1997 period, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Ernst & Young would have caused Ernst & Young to make reference to the matter in their report.

     Ernst & Young has provided a letter addressed to the Commission stating that it agrees with the statements contained in proceeding paragraph.

     Pursuant to an Order of the Bankruptcy Court for the Southern District of New York, entered June 27, 1995, WFG was authorized to employ and appoint the firm of Richard A. Eisner & Company, LLP as their auditors. Richard A. Eisner & Company, LLP has agreed to continue to perform the audit for the reorganized Company and has agreed to stand for re-election for the audit of the fiscal year ending June 1998.

Item 4.  Recent Sales of Unregistered Securities.

     In the past three years, other than the securities that were issued to the Plan Funder, the Company has not sold any securities which were not registered under the Securities Act.

Item 5.  Indemnification of Directors and Officers.

     For time periods after the Filing Date, the Company's By-Laws include a provision that obligates the Company to indemnify to the fullest extent not prohibited by law any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director, officer or employee of the company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the company or a constituent corporation absorbed in a consolidation or a merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such Proceeding, whether or not the indemnified liability arises from any threatened, pending or completed Proceeding by or in the right of the company, except to the extent that (i) such person is not otherwise indemnified and (ii) such indemnification is not prohibited by applicable law.






                           (INTENTIONALLY LEFT BLANK)

                                    PART F/S

Financial Statements and Supplementary Data
-------------------------------------------

     See Financial Statements of the Registrant Commencing on Page F-1 herein.

Financial Statements and Exhibits
---------------------------------

                             Harter Financial, Inc.
                     Report on Audit of Financial Statements
               for the Years Ended June 30, 1996 and June 30, 1997
            And for the Nine Months Ended March 31, 1998 (Unaudited)

                                Table of Contents

                                                                           PAGE

Report of Independent Accountants                                           F-1

Financial Statements:

Consolidated Balance Sheets as at
 June 30, 1996, June 30, 1997 and
 March 31, 1998 (Unaudited)                                                 F-2

Consolidated  Statements of Operations
  For the Year  Ended  June 30,  1996,
  and For The  Periods of July 1, 1996
  to October  22,  1996,  October  23,
  1996 to June 30,  1997,  October 23,
  1996 to March 31,  1997  (Unaudited)
  and For The Nine Months  Ended March
  31, 1998 (Unaudited)                                                      F-3

Consolidated       Statements       of
  Stockholders'     Equity    (Capital
  Deficiency)  For The  Periods  Ended
  July 1, 1995 to June 30, 1996,  July
  1, 1996 to October 22, 1996, October
  23,  1996 to June 30,  1997 and July
  1,   1997   to   March   31,    1998
  (Unaudited)                                                               F-4

Consolidated  Statements of Cash Flows
  For the Year  Ended  June 30,  1996,
  and For The  Periods of July 1, 1996
  to October  22,  1996,  October  23,
  1996 to June 30,  1997,  October 23,
  1996   to    December    31,    1996
  (Unaudited)  and For The Nine Months
  Ended March 31, 1998 (Unaudited)                                          F-5

Notes to Financial Statements                                               F-6

                                    PART III

Item 1.  Index to Exhibits.

Exhibits                                                                 Page
--------                                                                 ----

2        Plan of Reorganization dated July 2, 1996, as confirmed by
          the Bankruptcy Court.                                            A

3(i)     Articles of Incorporation of Harter Financial, Inc.,
           as amended.                                                     B

3(ii)    Bylaws of Harter Financial, Inc.                                  B

16       Letter to Ernst & Young,  LLP. in accordance with
          Regulation S-K, Item 304(a)(3)  dated January 31,
          1997 and letter from Ernst & Young,  LLP.
          dated June 3, 1997 regarding change in
          certifying accountant.                                           C

99       Order authorizing the retention of Richard A.
          Eisner & Company, LLP.
          as auditors dated June 27, 1995.                                 A

99       Form of specimen certificate for Harter Financial,
          Inc.'s common stock, $0.01 par value.                            B

99       Response letter of Harter Financial, Inc. to
          comment letter of Securities and Exchange
          Commission dated June 29, 1998                                   28


         A. Previously filed with the Securities and Exchange Commission under File Number 0-12221 as an exhibit to a Form 8-K filing. This filing was made on March 6, 1997 and was amended by a subsequent Form 8-K/A filing on March 15, 1997.

         B. Previously filed with the Securities and Exchange Commission under File Number 0-12221 as an exhibit to a Form 8-K filing. This filing was made on April 11, 1997

         C. Previously filed with the Securities and Exchange Commission under File Number 0-12221 as an exhibit to a Form 8-K filing. This filing was made on March 6, 1997 and was amended by a subsequent Form 8-K/A filing on March 15, 1997. At the request of the Securities and Exchange Commission the Company re-submitted Ernst & Young, LLP's letter in a Form 8-K filing on June 4, 1997.







                           (INTENTIONALLY LEFT BLANK)

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               HARTER FINANCIAL, INC.
                                               (Registrant)

                                               By:/s/ Spencer J. Angel
Dated: July 10, 1998                           --------------------------
                                                    Spencer J. Angel
                                               Its: President, Treasurer
                                                    and Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Harter Financial, Inc.
New Vernon, New Jersey


We have audited the accompanying consolidated balance sheets of Harter Financial, Inc. and subsidiaries as of June 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity (capital deficiency) and cash flows for the period from July 1, 1996 to October 22, 1996 (the date of confirmation of the Company's plan of reorganization in bankruptcy) and October 23, 1996 to June 30, 1997 and for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Harter Financial, Inc. and subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the period from July 1, 1996 to October 22, 1996 and October 23, 1996 to June 30, 1997 and for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Harter Financial, Inc. will continue as a going concern. As discussed in Note A to the consolidated financial statements, Harter Financial, Inc. and one of its subsidiaries filed voluntary petitions seeking reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on August 24, 1994. In October 1996, the Company's plan of reorganization was confirmed. To date the Company has incurred operating losses, which raise substantial doubt about the Company's ability to continue as a going concern.



Richard A. Eisner & Company, LLP

New York, New York
September 26, 1997

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Consolidated Balance Sheets

                                                                        June 30,
                                                 March 31,    ---------------------------
                                                   1998            1997            1996
                                                ----------    ------------   ------------
                                                (unaudited)
ASSETS
Cash and cash equivalents (Note C[5])          $     35,069   $  1,063,458   $  2,326,708
Receivable from brokers                             119,052         49,669          5,122
Securities owned, at market value (Note C[3])       352,054        902,567         18,512
Securities not readily marketable,
  at estimated fair value (Notes C[3] and D):
     Equity securities                                  200            200        401,575
     Loan receivable (net of allowance for
       losses of $45,000 in 1997)                   285,334        145,000        237,500
Investment in net assets of and advances
  to equity investee (Note K)                         - 0 -        142,345
                                               ------------   ------------   ------------
                                                    791,709      2,303,239      2,989,417

Furniture, fixtures, equipment and leasehold
  improvements at cost (less accumulated
  depreciation and amortization of $852,363
  in 1996) (Note C[4])                                3,419          1,103         60,628
Other assets                                         66,329         31,770         30,841
Loans receivable - others                            32,148         75,499
                                               ------------   ------------   ------------

                                               $    893,605   $  2,411,611   $  3,080,886
                                               ============   ============   ============

LIABILITIES
Post-petition liabilities:
  Accounts payable, accrued expenses and
    other current liabilities                  $    184,295   $    117,395   $    228,163
  Deferred tax attributed to pre-
    reorganization appreciation of securities                      105,000
                                               ------------   ------------   ------------

                                                    184,295        222,395        228,163
                                               ------------   ------------   ------------

Pre-petition liabilities (Notes C[1] and E):
Accounts payable and accrued expenses               925,446      1,925,446
Priority tax claims                                   2,395          2,395          2,395
Subject to compromise                                                          15,190,681
                                               ------------   ------------   ------------

                                                    927,841      1,927,841     15,193,076
                                               ------------   ------------   ------------

Total liabilities                                 1,112,136      2,150,236     15,421,239

Commitments and contingencies (Notes B and J)

STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
  (Notes A, B and I)
Common stock - $.01 par value; authorized
  30,000,000 shares, 8,905,883 shares
  issued and outstanding in 1997;
  15,000,000 shares authorized in 1996
  and 6,738,300 issued and outstanding               89,059         89,059         67,383
Additional paid-in capital                          994,690        889,690      7,079,899
Accumulated deficit                                                           (19,487,635)
Unrealized loss on marketable securities
  net of taxes                                      (21,286)       (20,915)
Deficit from October 23, 1996                    (1,280,994)      (696,459)
                                               ------------   ------------   ------------
   Total stockholders' equity (capital
    deficiency)                                    (218,531)       261,375    (12,340,353)
                                               ------------   ------------   ------------
                                               $    893,605   $  2,411,611   $  3,080,886
                                               ============   ============   ============

See independent auditors' report and notes to financial statements          F-2

HARTER FINANCIAL, INC. AND SUBSIDIARIES
formerly Wolf Financial Group, Inc.)
Consolidated Statements of Operations


                                  Nine Months   October 23,  October 23,   July 1,
                                    Ended         1996 to      1996 to     1996 to      Year Ended
                                   March 31,     March 31,   June 30,   October 22,     June 30,
                                     1998           1997        1997         1996          1996
                                 -------------  ------------ ---------- -------------  -----------
                                  (Unaudited)   (Unaudited)

Interest income                  $     42,316   $   4,121   $  10,139   $     17,911   $  76,246
Continuing operating expenses        (522,231)   (344,948)   (490,877)      (220,889)   (685,777)
Realized and unrealized gain
  (loss) on marketable and not
  readily marketable securities        57,725     (80,699)    (20,894)       (45,000)
Reorganization items - expenses
  (Note G)                                        (84,742)   (157,247)      (248,914)   (298,266)
                                 ------------   ---------   ---------   ------------   ---------

Loss from operations                 (422,190)   (506,268)   (658,879)      (496,892)   (907,797)
Equity in loss from investee
  - net of related expenses
  (Note K)                           (162,345)    (40,000)    (40,000)      (190,000)
                                 ------------   ---------   ---------   ------------   ---------
Loss before taxes, discontinued
  operations, and extraordinary
  item                               (584,535)   (546,268)   (698,879)      (686,892)   (907,797)
Income (loss) from discontinued
  operations (Note H)                               2,420       2,420        (42,460)     62,702

Loss before extraordinary item       (584,535)   (543,848)   (696,459)      (729,352)   (845,095)

Extraordinary item:
Forgiveness of debt (Note B)                                              13,066,541
                                 ------------   ---------   ---------   ------------   ---------

Net (loss) income                $   (584,535)  $(543,848)  $(696,459)  $ 12,337,189   $(845,095)
                                 ------------   ---------   ---------   ------------   ---------

Net loss per common share
  (Note C[8])                    $      (.07)   $   (.06)   $  (.08)
                                 ============   =========   =========

Weighted average number of
  common shares outstanding         8,905,833   8,905,833   8,905,833
                                 ------------   ---------   ---------

See independent auditors' report and notes to financial statements          F-3

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

Consolidated Statements of Stockholders' Equity (Capital Deficiency) to October 22, 1996

                                      Common Stock
                                     Par Value $.01
                                     --------------
                                         Number
                                        of Shares                                   Retained
                                         Issued                      Additional     Earnings     Unrealized
                                          and                         Paid-in     (Accumulated    Gain on
                                       Outstanding       Amount       Capital       Deficit)     Investment       Total
                                       -----------       ------       -------       --------     ----------       -----
Balance - July 1, 1995                   6,738,300   $     67,383   $ 7,079,899   $(18,642,540)              $(11,495,258)
Net loss for the year ended
  June 30, 1996                                                                       (845,095)                  (845,095)
                                        ----------   ------------   -----------   ------------    ---------  ------------
Balance - June 30, 1996                  6,738,300         67,383     7,079,899    (19,487,635)               (12,340,353)
Net income for the period July 1,
  1996 to October 22, 1996                                                          12,337,189                 12,337,189
Change in market value of securities
  available-for-sale, net of taxes                                                                $ 341,343       341,343
Chapter 11 Reorganization can-
  cellation of old stock (including
  sale of 5,263,158 shares of
  common stock to plan funder for
  subscription receivable of
  $300,000)                             (6,738,300)       (67,383)   (6,741,720)     7,150,446     (341,343)            0
Issuance of stock in Chapter 11
  Reorganization                         8,905,883         89,059       428,511                                   517,570
                                        ----------   ------------   -----------   ------------    ---------  ------------

Balance - October 22, 1996               8,905,883   $     89,059   $   766,690   $          0    $       0  $    855,749
                                        ==========   ============   ===========   ============    =========  ============


=========================================================================================================================

Consolidated Statements of Stockholders' Equity (Capital Deficiency) From
October 23, 1996

Balance - October 23, 1996               8,905,883   $     89,059   $   766,690   $          0    $       0  $    855,749
Net loss for the period October 23,
  1996 to June 30, 1997                                                               (696,459)                  (696,459)
Net unrealized securities loss, net
  of taxes                                                                                          (20,915)      (20,915)
Tax attributable to pre-reorganziation
  appreciation of securities
  realized in current period                                            123,000                                   123,000
                                        ----------   ------------   -----------   ------------    ---------  ------------
Balance - June 30, 1997                  8,905,883         89,059       889,690       (696,459)     (20,915)      261,375
Net loss for the nine months
  ended March 31, 1998 (unaudited)                                                    (584,535)                  (584,535)
Change in market value of securities
  available-for-sale, net of taxes                                                                     (371)         (371)
Tax attributable to pre-
  reorganziation appreciation of
  securities realized in current
  period                                                                105,000                                   105,000
                                        ----------   ------------   -----------   ------------    ---------  ------------

Balance - March 31, 1998 (unaudited)     8,905,883   $     89,059   $   994,690   $ (1,280,994)   $ (21,286) $   (218,531)
                                        ==========   ============   ===========   ============    =========  ============


See independent auditors' report and notes to financial statements         F-4

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Consolidated Statements of Cash Flows

                                   Nine Months    October 23,   October 23,    July 1,
                                     Ended         1996 to       1996 to      1996 to        Year Ended
                                    March 31,     March 31,      June 30,    October 22,      June 30,
                                      1997           1997         1997          1996            1996
                                   -------------  ------------  ----------   -------------  -----------
                                    (Unaudited)    (Unaudited)

Cash flows from operating
  activities:
Net (loss) income                  $   (584,535)  $  (543,848)  $  (696,459)  $ 12,337,189   $  (845,095)
                                   ------------   -----------   -----------   ------------   -----------
Adjustments to reconcile net
  (loss) income to net cash
  provided by (used in)
  operating activities:
     Depreciation and amorti-
       zation                               460         4,285         6,856         10,006        44,287
     Deferred interest income                                                                    (39,719)
     Equity in loss from
       investee                         162,345        40,000        40,000        190,000
     Realized (gain) loss on
       sale of available-
       for-sale securities              (57,724)       80,699        20,894         45,000        (4,116)
     Forgiveness of debt                                                       (13,066,541)
     Changes in:
       Due to/from brokers (net)        (69,383)     (261,887)      (49,669)         5,122     2,151,199
       Securities not readily
         marketable, at
         estimated fair value                                                      401,375      (353,000)
       Other assets                     (34,559)       (1,252)      (10,842)         9,915        (3,170)
       Loans receivable-others           43,351        25,000          (499)       (75,000)
       (Increase) decrease in
         loans receivables             (160,334)     (175,000)     (247,345)       (77,500)       12,500
     Accounts payable and
       accrued expenses:
         Pre-petition                (1,000,000)                                                  (6,731)
         Post-petition                   66,900      (233,970)     (208,844)       116,950        66,239
                                   ------------   -----------   -----------   ------------   -----------
           Net cash provided by
            (used in) continu-
            ing operations           (1,633,479)   (1,065,973)   (1,145,908)      (103,484)    1,022,394
                                   ------------   -----------   -----------   ------------   -----------
Net cash provided by discon-
    tinued operations                                                               42,663
                                   ------------   -----------   -----------   ------------   -----------
           Net cash provided by
            (used in)
            operating activities     (1,633,479)   (1,065,973)   (1,145,908)     1,022,394       (60,821)

Cash flows from investing
  activities:
  Purchase of equipment                  (2,776)
  Purchases of available-
    for-sale securities                (257,034)     (218,293)     (480,752)      (652,376)
  Proceeds from the sale of
    available-for-sale
    securities                          864,900       473,628       776,607                        556,447
                                     ------------   -----------   -----------   ------------   -----------
          Net cash provided by
            (used in) invest-
            ing activities              605,090       255,335       295,855       (652,376)        556,447

                                                                          F-5A

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Consolidated Statements of Cash Flows, continued

                                   Nine Months    October 23,   October 23,    July 1,
                                     Ended         1996 to       1996 to      1996 to        Year Ended
                                    March 31,     March 31,      June 30,    October 22,      June 30,
                                      1997           1997         1997          1996            1996
                                   -------------  ------------  ----------   -------------  -----------
                                    (Unaudited)    (Unaudited)


Cash flows from financing
  activities:
  Proceeds from issuance of stock                                   300,000
                                                                -----------
Net increase (decrease) in cash
  and cash equivalents               (1,028,389)     (810,638)     (550,053)      (713,197)    1,578,841
Cash and cash equivalents at
  beginning of period                 1,063,458     1,613,511     1,613,511      2,326,708       747,867
                                   ------------   -----------   -----------   ------------   -----------
Cash and cash equivalents at
  end of period                    $     35,069   $   802,873   $ 1,063,458   $  1,613,511   $ 2,326,708
                                   ------------   -----------   -----------   ------------   -----------
Supplemental disclosures of
  cash flow information:
  Cash paid for:
    Interest                       $      1,306                               $      2,650
    Income taxes                   $      2,687                                              $    12,914
    Details of operating cash
      receipts and payments
      resulting from reorgan-
      ization:
        Interest received on
          cash accumulated
          because of the Chapter
          11 proceedings                                                      $     29,782   $   140,562
        Professional fees paid
          for services rendered
          in connection with the
          Chapter 11 proceedings                                              $    107,566   $   251,927

See Note B for discussion of plan of
reorganization and forgiveness of debt

See independent auditors' report and notes to financial statements        F-5B

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
Notes to Financial Statements
(Unaudited as to March 31, 1998 and for the periods ended March 31, 1998 and 1997)

NOTE A - BASIS OF PRESENTATION

Wolf Financial Group, Inc.("WFG") and its wholly owned subsidiary, F.N. Wolf & Co., Inc. ("FNW"), filed voluntary petitions seeking reorganization under Chapter 11 of Title 11 of the United States Code (the"Bankruptcy Code") on August 24, 1994. Prior to the filing, FNW discontinued its operations (effective June 30, 1994) as a registered broker and dealer in securities under the Securities Exchange Act of 1934. WFG's other wholly owned subsidiary, Planner's Insurance Agency, Inc. ("Planner's"), has limited activities.

Prior to the filing date, three outside directors were elected as a majority of the board of WFG. Under the amended joint plan of reorganization, the focus of the business will be that of a quasi investment banker, merchant banker and financial consultant to small and medium sized companies seeking nonpublic bridge financings. On November 6, 1996, by order of the United States Bankruptcy Court, the Company changed its name to Harter Financial, Inc. (the "Company "). The Company intends to seek opportunities to acquire other operating companies.

Pending confirmation of the Company's plan of reorganization, the Company carried out limited business activities, including issuing bridge loans to certain unrelated third parties. On October 23, 1996, the Bankruptcy Court confirmed the joint amended plan of reorganization (the "Plan") dated July 2, 1996 (see Note B). In accordance with Statement of Position No. 90-7 ("SOP
90-7") of the American Institute of Certified Public Accountants, WFG is required to account for the reorganization using fresh-start reporting (see Note
B). Accordingly, all consolidated financial statements for any period prior to October 22, 1996, are periods prior to the implementation of fresh-start reporting, and are not comparable to the financial statements for periods after the implementation of fresh-start reporting. The Company has limited operations and therefore, its ability to continue as a going concern is contingent upon its ability to attain profitable operations.

The accompanying financial statements as of March 31, 1998 and for the periods ended March 31, 1998 and 1997 are unaudited. In the opinion of management, they reflect all adjustments (consisting only of normal and recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations.

The results of operations and cash flows for the nine months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the full year ending June 30, 1998.


NOTE B - JOINT AMENDED PLAN OF REORGANIZATION

On October 23, 1996 the Bankruptcy Court confirmed the Plan which provided for the following:

o   Class 1 consists of secured claims of which there are none.

o Class 2 consists of priority wage and tax claims. Class 2 creditors holding claims of approximately $225,446 are to be paid in full.

o Class 3 consists of all general unsecured claims, other than insider claims, indemnity claims and securities claims. Class 3 creditors holding claims of approximately $1,605,784 are to receive one share of common stock in the reorganized entity (the "New Stock") for each $1 in claim. Accordingly, Class 3 creditors were issued 1,605,784 shares of New Stock. As of the confirmation date, the value of each share of New Stock was estimated in the Plan at approximately $.06.

o Class 4 consists of securities claims against the Company. Class 4 claims approximated $100 million (see Note I). Class 4 creditors will receive cash of $500,000, the guaranteed minimum cash payment under the Plan, and New Stock equal to the number of shares of New Stock issued to holders of Class 3 claims (1,605,784 shares of New Stock).

o Class 5 consists of claims of the Securities and Exchange Commission (the "SEC"). The SEC had a number of actions pending against the Company asserting an aggregate liability of approximately $13 million, for which the SEC received an allowed claim of $8,814,235 (see Note I). The SEC received cash of $1 million in settlement of its claim.

o Class 6 claims consist of all insider and indemnity claims. Class 6 claims amounted to approximately $448,995. These claims will share pro rata the distribution of 100,000 shares of New Stock.

In addition to the above claims, the Company has agreed to pay $200,000 to the Internal Revenue Service in settlement of a disputed priority tax claim of up to $3,464,268 and approximately $2,395 for undisputed priority tax claims.

The Plan also provided that on the effective date of the Plan, certain individuals (the "Plan Funder") would purchase an aggregate of 5,263,158 shares of New Stock for $300,000 ($.057 per share, the value provided in the Plan) and for the Company to issue 331,157 shares of New Stock (valued at $18,876), (to a financial consultant) which equaled 10% of the number of shares issued to the holders of Class 3, Class 4 and Class 6 claims in consideration for services rendered to the Company during the Chapter 11 proceedings.

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)
NOTE B - JOINT AMENDED PLAN OF REORGANIZATION (CONTINUED)

WFG and subsidiaries accounted for the reorganization using fresh-start reporting. In accordance with Statement of Position 90-7, at the date of reorganization, assets and liabilities of the Company have been valued at their fair value in the manner specified by APB Opinion 16, Business Combinations. Accordingly, the liabilities are restated to reflect their reorganization value at the date of reorganization. There were no adjustments to the recorded values of assets as a result of the Plan. The following table ("Plan of Reorganization Recovery Analysis") summarizes the adjustments required to record the reorganization and the issuance of the various securities in connection with the implementation of the Plan.

                              Amounts                                    Recovery
                            Recorded       ------------------------------------------------------------------
                             Prior to     Elimination                           Additional     Common Stock
                         Implementation    of Debt       Surviving               Paid-in                  Par
                           of The Plan    and Equity       Debt         Cash     Capital         %      Value
                           -----------    -----------    ---------    --------- ----------   -------  -------

Post-petition liabilities  $    345,112                  $  326,236               $ 15,564      9.1%   $ 3,312
                           ============
Claim/interest:
Undisputed priority tax
    claims                        2,395                       2,395
Class 2                         225,446                              $  225,446
Class 3                       1,605,784   $ (1,509,437)                             80,289      44.1    16,058
Class 4                         596,347                                 500,000     80,289      44.1    16,058
Class 5                       8,814,235     (7,814,235)               1,000,000
Class 6                         448,995       (442,995)                              5,000       2.7     1,000
IRS Claim                     3,464,268     (3,264,268)                 200,000
Trade and other
   miscellaneous claims          35,606        (35,606)
                            -----------   ------------

                             15,193,076    (13,066,541)

Additional paid-in
  capital                     7,079,899     (6,741,720)                            338,179

Common stockholder               67,383        (67,383)

Deficit                     (19,875,644)    19,875,644

Total                      $  2,464,714   $      - 0 -   $  328,631  $1,925,446   $519,321    100.0%   $36,428
                           ============   ============   ==========  ==========   ========    ======   =======

                                      F-8A

                                        Total Recovery
                                    -----------------------
                                        $              %
                                   ------------    ---------

Post-petition liabilities          $    345,112          100%
                                   ============
Claim/interest:
Undisputed priority tax
    claims                                2,395          100
Class 2                                 225,446          100
Class 3                                  96,347            6
Class 4                                 596,347          100
Class 5                               1,000,000           11
Class 6                                   6,000            1
IRS Claim                               200,000            6
Trade and other
   miscellaneous claims                   - 0 -

                                      2,126,535
Additional paid-in
  capital                               338,179

Common stockholder                        - 0 -

Deficit                                   - 0 -

Total                                $2,464,714
                                  =============


                                                                          F-8B

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 [1]  Liabilities subject to compromise:

 Liabilities subject to compromise include obligations such as various litigation claims notes payable, due to clearing brokers and trade payables which were outstanding on the bankruptcy filing date and were subject to compromise under the terms of the joint plan.

 [2]  Securities transactions:

 Securities transactions and related revenues were recorded in the consolidated financial statements on a settlement-date basis; however, all transactions were reviewed and adjusted to a trade-date basis for significant changes.

 [3]  Security valuation:

 The Company classifies certain investments as "available-for-sale". Investments in securities that are classified as available-for-sale and have readily determinable fair values are measured at fair market value in the balance sheet, and unrealized holding gains and losses for these investments are reported as a separate component of stockholders' equity net of tax effect until realized. Realized gains and losses on sale of investments, as determined on the first-in, first-out method are included in the consolidated statements of operations.

 Securities not readily marketable held by the Company are carried at fair value as determined by management, with related changes in unrealized appreciation or depreciation reflected in continuing net income (loss).

 [4]  Furniture, fixtures, equipment and leasehold improvements:

 Furniture, fixtures and equipment are recorded at cost and are generally depreciated over a five to seven-year period using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the terms of the respective lease, using the straight-line method.

 [5]  Cash and cash equivalents:

 For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when acquired to be cash equivalents.

 The Company maintains cash accounts in a bank insured by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC maximum insurable limit of cash deposits is $100,000 per account. At June 30, 1997 and 1996, the Company had cash in this bank in excess of the FDIC limit.

 [6]  Principles of consolidation:

 The consolidated financial statements include the accounts of Harter Financial, Inc. and its wholly owned subsidiaries, F.N. Wolf & Co., Inc. (through October 22, 1996) and Planner's Insurance Agency, Inc. All significant intercompany transactions and accounts have been eliminated. The equity method of accounting is used for investments in companies 20% to 50% owned. At June 30, 1997, the Company had a 24% equity interest in Autoparts Warehouse, Inc. At March 31, 1998, the Company had a 32% equity interest in Autoparts Warehouse, Inc.

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[7]   Use of estimates:

 The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

 [8]  Loss per share:

 Loss per share for periods subsequent to October 22, 1996 is computed based on the number of shares of common stock issued in connection with the plan of reorganization, including the number of shares sold to the Plan Funder.

 Earnings (loss) per share data for the periods prior to October 23, 1996 is not presented as such consolidated financial statements were for periods prior to the implementation of fresh-start reporting and are not comparable to subsequent consolidated financial statements.

[9]   Recent pronouncement:

 In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). SFAS 128 established new standards for computing and presenting earnings per share. SFAS 128 is effective for periods ending after December 15, 1997. The above pronouncement will not have an effect on the net (loss) per share information presented in the consolidated financial statements.

 The Financial Accounting Standards Board has also recently issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," No. 130, "Reporting Comprehensive Income," No. 131,"Disclosures about Segments of an Enterprise and Related Information," No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," and No. 133, "Accounting for Derivative Instruments and Hedging Activities." The above pronouncements will not have a significant effect on the information presented in the consolidated financial statements.

NOTE D - SECURITIES AVAILABLE-FOR-SALE

At March 31, 1998 and June 30, 1997, all of the Company's marketable securities were classified as available-for- sale. The following tables summarize the Company's securities:
                                                March 31, 1998
                                     ---------------------------------------
                                                 (unaudited)
                                                     Market       Unrealized
                                       Cost          Value           Loss
                                     ---------      ---------     ----------

             Common stock            $373,340       $352,054       $(21,286)
                                     =========      =========      =========

                                                June 30, 1997
                                     ---------------------------------------
                                                     Market       Unrealized
                                       Cost          Value           Loss
                                     ---------      ---------     ----------

             Common stock            $923,482       $902,567       $(20,915)
                                     =========      =========      =========

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

NOTE D - SECURITIES AVAILABLE-FOR-SALE  (CONTINUED)

From the period of October 23, 1996 to June 30, 1997 and for the nine months ended March 31, 1998, the Company realized a (loss) and gain of approximately ($21,000) and $58,000 on the sale of available-for-sale securities respectively.


NOTE E - PRE - PETITION LIABILITIES

Pre-petition liabilities (unsecured) consists of the following:

                                         March 31,    June 30,
                                           1998        1997           June 30, 1996
                                       -----------  -----------  ------------------------
                                       (unaudited)
Accounts payable and accrued expenses  $   925,446  $ 1,925,446
Priority tax claims                          2,395        2,395               $     2,395

Subject to compromise:
   Notes payable:
     Note payable - Therapeutic
       Patch Research N.V. [1]                                   $ 1,000,000
     Note payable - Anker Bank [2]                                   250,000
     Other accounts payable and
       accrued expenses (a)                                       13,940,681   15,190,681
                                       -----------  -----------  -----------  -----------

                                       $   927,841  $ 1,927,841               $15,193,076
                                       -----------  -----------  -----------  -----------


The Plan of reorganization did not specify the timing for satisfaction of the pre-petition liabilities.

(a) Pre-petition liabilities include an aggregate of $9,410,582 representing a class action securities litigation in excess of $100,000,000 (recorded at the settlement amount of $596,347) and an allowed claim of $8,814,235 related to certain SEC litigation which was ultimately settled for $1,000,000 (see Note I).

[1] Note payable - Therapeutic Patch Research N.V.:

 The note payable, dated May 3, 1994, maturing on May 31, 1995 was issued to Therapeutic Patch Research N.V. in the principal amount of $1,000,000 in exchange for 200,000 shares of Pharma Patch PLC. The note had a 10% interest rate and was issued with 5-year warrants to acquire 1,000,000 shares of WFG common stock at an exercise price of $.25 per share. The warrants were estimated to have a minimal value. WFG defaulted on the note. Under the bankruptcy proceeding, the warrants were canceled and the note payable was considered unsecured and was classified as a Class 3 liability which was subject to compromise (see Note B).

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

NOTE E - PRE - PETITION LIABILITIES (CONTINUED)

[2] Note payable - Anker Bank:

 The note payable, dated May 25, 1994, issued to Anker Bank in the amount of $250,000, bearing interest at 10% was convertible into WFG common stock at a rate of $1.00 principal amount for each share up to the maturity of the note on May 31, 1996. In addition, WFG issued a warrant to Anker Bank to purchase 250,000 shares of WFG common stock at an exercise price of $.25 per share expiring on May 31, 1999. The warrants were estimated to have a minimal value. Pursuant to the Plan, the warrants were cancelled. Anker Bank did not file a claim under the plan of reorganization and thus is deemed to be barred from filing a claim by operation of law.

NOTE F - INCOME TAXES

Expected tax expense (benefit) based on the statutory rate is reconciled with actual tax expense (benefit) as follows:


                                            Percent of Pre-tax
                                              Earnings (Loss)
                                   ---------------------------------------
                                                 October 23,    July 1,
                                   Nine Months     1996          1996
                                     Ended          to            to
                                    March 31,     June 30,     October 22,
                                      1998         1997          1996
                                   -----------  ------------   -----------
                                   (unaudited)

Income tax provision (benefit)
   statutory rate                  $(234,000)   $  (279,000)   $4,934,000
Nontaxable items                                     63,000    (5,226,000)
Increase in valuation allowance
   on deferred tax asset             225,000        168,000
Tax on unrealized gain of
   available for sale securities                                  228,000
Other                                  9,000         48,000        64,000
                                   ---------    -----------    ----------

                                   $       0    $         0    $        0
                                   =========    ===========    ==========

The principal components of deferred tax assets, liabilities and the valuation allowance are as follows:


                                        March 31,       June 30,
                                          1998            1997
                                        ---------       --------
                                       (unaudited)
Deferred tax assets:
   Federal and state net operating
     loss carryforwards                 $ 236,000       $  76,000
   Loss from equity investment            157,000          92,000
                                        ---------       ---------

      Total deferred tax assets,
        before valuation allowance        393,000         168,000
   Valuation allowance                   (393,000)       (168,000)
                                        ---------       ---------

Total deferred tax assets               $       0       $       0
                                        =========       =========

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

Notes to Financial Statements
(Unaudited as to March 31, 1998 and for the periods ended
March 31, 1998 and 1997)

NOTE F - INCOME TAXES (CONTINUED)

The Company's deferred tax asset has been fully reserved as the likelihood of its future realization cannot be presently determined. During the period from October 23, 1996 to June 30, 1997, the valuation allowance increased by $168,000.

As of June 30, 1997, the Company has a net operating loss carryforward of approximately $191,000, expiring in the year 2012.

NOTE G - REORGANIZATION ITEMS

Reorganization items consist of expenses and other costs directly related to the reorganization of the debtors, since the Chapter 11 filing. Reorganization items incurred are included in the consolidated statements of operations and are summarized as follows:


                    October 23,   October 23,      July 1,
                       1996          1996            1996
                        to            to              to        Year Ended
                     March 31,     June 30,      October 22,     June 30,
                       1997          1997            1996         1996
                    ----------    ----------     ----------    -----------
                    (unaudited)
Legal notices                                    $145,998      $ 104,635
Bankruptcy fees                                     4,250         11,000
Professional fees    $102,613      $190,950       126,442        323,193
Interest (income)     (17,871)      (33,703)      (27,776)      (140,562)
                     --------      --------      --------      ---------

                     $ 84,742      $157,247      $248,914      $ 298,266
                     =========     ========      ========      =========


NOTE H - DISCONTINUED OPERATIONS

The Company had been involved in various civil and regulatory litigation in connection with its brokerage operations. On June 30, 1994, the Company determined to discontinue all operations in consideration of the litigation discussed in Note I. In connection with the decision to discontinue operations, the Company recorded a charge of $12,874,850 consisting of a provision for estimated losses on disposal of assets and a provision for estimated losses through the expected time of discontinuance including $8,814,235, as a Securities and Exchange Commission allowed claim; $3,464,268, as an Internal Revenue Service tax claim, as discussed in Note B, and a settlement amount of $500,000 and 1,605,784 shares of New Stock valued at $96,347 for various class action claims involving multiple creditors seeking damages in excess of $100,000,000.

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

Notes to Financial Statements
(Unaudited as to March 31, 1998 and for the periods ended
March 31, 1998 and 1997)

NOTE H - DISCONTINUED OPERATIONS  (CONTINUED)

Results from discontinued operations are as follows:


                                  October    October
                                  23, 1996   23, 1996    July 1,    Year
                                     to         to      1996 to     Ended
                                  March 31,  June 30,  October 22,  June 30,
                                    1997       1997      1996        1996
                                  ========    ======   ========    =======
                                (unaudited)
Revenues:
   Commissions                    $  2,420    $2,420   $    203    $34,118
   Trading and investment
     gains                                                           4,116
   Other                                                            24,468
                                  --------    ------   --------    -------
                                     2,420     2,420        203     62,702

Loss on disposal (no income
    tax benefit)                                        (42,663)
                                  --------    ------   --------    -------
Income (loss) from discontinued
   operations                     $  2,420    $2,420   $(42,460)   $62,702
                                  ========    ======   ========    =======


NOTE I - LITIGATION AND REGULATORY MATTERS

[1]   Regulatory matters:

In connection with its discontinued activities as a broker-dealer, the Company was a defendant (along with the Company's then president) in various civil actions and an administrative proceeding brought by the SEC alleging violations of various sections of the anti-fraud provisions of the federal securities laws. Pursuant to the Plan, the SEC received $1 million on account of its allowed Class 5 claim in the amount of $8,814,235.

Prior to the filing, the Company and certain of its officers were the subject of NASD proceedings alleging violations of certain Exchange Act rules and NASD rules which resulted in an adverse ruling against the Company and certain officers. The Company appealed the NASD ruling. The Company no longer operates as a broker-dealer.

The Bureau of Securities for the State of New Jersey (the "Bureau") filed an administrative complaint against the Company and certain of its officers alleging violations of certain provisions of New Jersey securities laws. Pursuant to a settlement with the Bureau, the registration of the Company as a broker-dealer in the State of New Jersey was revoked and the State of New Jersey was paid a monetary penalty of $5,000.

[2]   Class action litigation:

The Company was a defendant in a class action lawsuit entitled In re Hibbard Brown & Co. Securities Litigation, alleging among other things, violations of various sections of the anti-fraud provisions of the federal securities laws. The Company was also a defendant in a related class action lawsuit captioned Jerry W. Kapp, Joe Basile and Norman C. Miller, individually and on behalf of all other persons similarly situated v. F.N. Wolf & Company, Inc., Wolf Financial Group, Inc., Franklin N. Wolf, et al. Claims under the class action lawsuits, (together, the "Securities Claims") aggregated in excess of $100 million. Under the Plan, plaintiffs in the Securities Claims (Class 4 claims) are to receive $500,000 (the guaranteed minimum under the Plan) and 1,605,784 shares of common stock, valued at $96,347, in the reorganized company.

HARTER FINANCIAL, INC. AND SUBSIDIARIES
(formerly Wolf Financial Group, Inc.)

Notes to Financial Statements
(Unaudited as to March 31, 1998 and for the periods ended
March 31, 1998 and 1997)

NOTE I - LITIGATION AND REGULATORY MATTERS (CONTINUED)

[2]   Class action litigation:  (continued)

The Company was also a party to a number of other litigations, arbitrations, investigations and inquiries which arose in the ordinary course of business. Under the Plan, such matters may not be continued.


NOTE J - LEASE COMMITMENT

The Company was obligated under an operating lease for its administrative office premises which expired on August 31, 1997 at a monthly rental of $3,400.

On August 1, 1997 the Company entered into an operating lease for the premises of its administrative office. The lease term from August 1, 1997 to July 31, 2000 includes future minimum rent payments as follows:


 Year Ending
  June 30,

   1998                        $  39,600
   1999                           43,200
   2000                           45,400
   2001                            3,800
                             -----------
                                $132,000
                             -----------

NOTE K - EQUITY IN NET ASSETS OF AND ADVANCES TO EQUITY INVESTEE

From August of 1996 through June of 1997, the Company acquired 24% of the issued and outstanding common stock in Autoparts Warehouse, Inc. for $90,000 and made loans of $242,345 to the investee. As of March 31, 1998 the Company's interest has increased to 32% and loans amounted to $302,345, which have been fully reserved. This investment is accounted for under the equity method of accounting (20% to 50% owned). Unaudited summarized financial information for the Company's investment in and advances to Autoparts Warehouse, Inc.:

                                                             As of
                                         As of         June 30, 1997 and
                                     March 31, 1998   for the Period From
                                    and for the Nine    February 1, 1997
                                      Months Ended            to
                                     March 31, 1998      June 30, 1997
                                    ----------------  -------------------
                                       (Unaudited)        (Unaudited)

Net sales                              $   796,000         $ 548,000
                                       ===========         =========
Gross profit on sales                  $   251,000         $ 300,000
                                       ===========         =========
Net loss                               $  (651,000)        $ (87,400)
                                       ===========         =========

Current assets                         $   389,000         $ 608,600
Noncurrent assets                          119,000            83,100
   Total assets                        $   508,000         $ 691,700
                                       -----------         ---------

Current liabilities                      1,246,000         $ 662,500
Equity (deficit)                          (738,000)           29,200
                                       -----------         ---------
   Total liabilities and equity        $   508,000         $ 691,700
                                       ===========         =========